FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS REPORTS ANNUAL FINANCIAL AND
OPERATING RESULTS

  Positive data from the intratumoral trial of TTI-621, a CD47 immune checkpoint inhibitor, presented at the 2018 EORTC CLTF and ASH 2018 meetings
  Encouraging signals of activity and tolerability data from the intravenous trial of TTI-621 presented at the 16th Annual Discovery on Target conference
  Initiated clinical testing of a second CD47-targeting agent, TTI-622, in patients with hematological malignancies

TORONTO, March 11, 2019 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today reported financial and operating results for the year ended December 31, 2018.

2018 Highlights:

  Provided an update on the safety and anti-tumor activity observed in the Phase 1 study of local TTI-621 administration in highly pretreated patients with relapsed or refractory mycosis fungoides or Sézary syndrome at the American Society of Hematology 60th Annual Meeting. Intratumoral TTI-621 was well tolerated in 27 treated patients, with no grade 3 or higher toxicity observed. A rapid reduction in Composite Assessment of Index Lesion Severity (CAILS) scores, which measure local lesion responses, was observed in 91% (20/22) of patients with available scores across all disease stages, with 41% (9/22) exhibiting a 50% or greater decrease in CAILS scores. Similar CAILS- based changes were seen in adjacent non-injected lesions, suggesting local regional effects that were not confined to the site of injection. Continuation monotherapy beyond the initial two week induction period led to further reductions in CAILS scores in 3/4 evaluable patients and evidence of systemic effects were observed in one patient. In addition, emerging translational data demonstrate that local TTI-621 administration leads to a rapid influx of macrophages and CD8+ T cells.

  Provided an update of the safety and efficacy of the phase 1a/b intravenous trial of TTI- 621 in patients with relapsed/refractory hematologic malignancies at the 16th Annual Discovery on Target conference. Based on an expanded data set of 163 patients, weekly infusions of TTI-621 were shown to be well tolerated. Thrombocytopenia was the most frequent grade 3 or higher treatment-emergent adverse event, occurring in 20% of patients. Platelet reductions, however, were shown to be transient and pre-dose platelet levels remained steady during the course of the study. Notably, the reversible thrombocytopenia did not lead to an increased risk of bleeding and had no impact on drug delivery, nor was there a significant impact of TTI-621 on hemoglobin levels. Monotherapy efficacy was observed in patients with mycosis fungoides (19% ORR, n=21), peripheral T-cell lymphoma, or PTCL (25% ORR, n=12), and diffuse large B- cell lymphoma, or DLBCL (25% ORR, n=8), and in DLBCL patients when combined with rituximab (25% ORR, n=24). This clinical activity was observed in patients receiving relatively low doses of drug (0.2 mg/kg for monotherapy or 0.1 mg/kg in combination with rituximab). Dose intensification beyond 0.2 mg/kg is currently ongoing, and doses of 0.5 mg/kg have been well tolerated for up to 27 weeks.

  Initiated a multicenter, open-label, phase 1a/1b study of TTI-622 (SRIPaFc-IgG4) in patients with advanced relapsed or refractory lymphoma or multiple myeloma. In the phase 1a dose-escalation part, patients are enrolled in sequential dose cohorts to receive TTI-622 once weekly to characterize safety, tolerability, pharmacokinetics, and to determine the maximum tolerated dose. In the phase 1b part, patients will be treated with TTI-622 in combination with rituximab, a proteasome inhibitor-containing regimen, or a PD-1 inhibitor.

  Received an Orphan Drug Designation to TTI-621 for the treatment of cutaneous T- cell lymphoma from the U.S. FDA Office of Orphan Products Development.

“In 2018 we presented clear evidence of single-agent activity in B- and T-cell lymphoma. We believe that TTI-621 is the most potent CD47-blocking agent in the clinic due to its IgG1 Fc region, which can deliver an activating signal to the immune system”, said Dr. Niclas Stiernholm, president and CEO of Trillium Therapeutics. “What is especially noteworthy is the ability of TTI-621 to stimulate a rapid anti-tumor response when administered intratumorally to patients with cutaneous T-cell lymphoma. We are also encouraged by the activity we have seen after intravenous delivery of relatively low doses, and look forward to characterizing the responses as we continue to dose intensify. We believe that this represents the most compelling evidence of monotherapy activity compared to all other CD47-blocking agents in the clinic, and we continue to execute a focused development plan in T-cell lymphoma.”

Annual 2018 Financial Results:

As of December 31, 2018, Trillium had cash and cash equivalents and marketable securities, and working capital of $45.4 million and $34.2 million, respectively, compared to $81.8 million and $68.9 million, respectively at December 31, 2017. The decrease in cash and cash equivalents and marketable securities was due mainly to cash used in operations of $39.3 million, net of an unrealized foreign exchange gain of $3.1 million. The decrease in working capital was due mainly to cash used in operations and a decrease to accounts payable and accrued liabilities due to timing of clinical trial related payments.

Net loss for the year ended December 31, 2018 of $42.5 million was lower than the loss of $45.1 million for the year ended December 31, 2017. The net loss was lower mainly due to a net foreign currency gain of $3.5 million for the year ended December 31, 2018, compared to a net foreign currency loss of $4.7 million in the prior year period, and lower manufacturing costs, partially offset by higher clinical trial expenses and the expense relating to the amendment of the SIRPaFc license agreement.

Selected Consolidated Financial Information:

Consolidated statements of loss and comprehensive loss

Amounts in thousands of Canadian dollars	Year ended	Year ended
except per share amounts	December 31, 2018	December 31, 2017
Research and development expenses	$43,426	$37,135
General and administrative expenses	3,582	3,861
Net finance costs (income)	(4,530)	4,088
Income tax expense	8	4
Net loss and comprehensive loss for the period	42,486	45,088
Basic and diluted loss per common share	3.06	4.61

Consolidated statements of financial position

	As at	As at
Amounts in thousands of Canadian dollars	December 31, 2018	December 31, 2017
Cash and marketable securities	$45,409	$81,791
Total assets	55,459	94,403
Total equity	41,601	78,577

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s two clinical programs, TTI-621 and TTI-622, target CD47, a “do not eat” signal that cancer cells frequently use to evade the immune system. Trillium also has a proprietary fluorine-based medicinal chemistry platform that is being used to develop novel compounds directed at undisclosed immuno-oncology targets.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, our development plan (including our proposed clinical trial program). With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2018 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Investor Relations:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Media Relations:
Jessica Tieszen
Canale Communications for Trillium Therapeutics
619-849-5385
jessica@canalecomm.com